10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH “[***]” IN THE LETTER FILED VIA EDGAR.

January 19, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tuya Inc.

Form 20-F for the Fiscal Year Ended December 31, 2022

Response dated November 22, 2023

File No. 001-40210

Attn:	Office of Technology

VIA EDGAR

Dear Melissa Kindelan and Christine Dietz:

This letter sets forth the response of Tuya Inc. (the “Company”) to the comment (the “Comment”) contained in a letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on December 15, 2023.

For the Staff’s convenience, we have included herein the Comment in bold, and the Company’s response is set forth immediately below the Comment.

1.	We appreciate the offer in your response to prior comment 3 to provide a written analysis from your U.S. counsel explaining to us, on behalf of the company, counsel’s opinion regarding section 3(b)(1) of the Investment Company Act of 1940 regarding certain of the company’s subsidiaries. The Staff believes that such analysis would be useful and, accordingly, requests that the company ask its U.S. counsel to provide such analysis. We may have additional comments following receipt of the 3(b)(1) analysis.

Please see attached written analysis of counsel regarding Section 3(b)(1) of the Investment Company Act of 1940 regarding Tuya (HK) Limited, [***], [***] and [***].

*    *    *    *

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

1

If you have further questions or comments regarding, or require further information or clarification of, the response provided in this letter or if the Commission has any questions with respect to Tuya Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (+852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

Tuya Inc.

By:	/s/ Yao (Jessie) Liu
Name: Yao (Jessie) Liu Title: Chief Financial Officer

cc:	Li He Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

2

Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

Memo

Date:	January 19, 2024
To:	Division of Corporation Finance U.S. Securities & Exchange Commission
From:	Gregory S. Rowland Sarah E. Kim Matthew R. Silver Davis Polk & Wardwell LLP
Re:	Tuya, Inc. Subsidiary Analysis under Section 3(b)(1) of the Investment Company Act of 1940, as amended

At the request of Tuya, Inc. (the “Company”), we have prepared the following analysis to explain to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) our opinion regarding the application of Section 3(b)(1) of the Investment Company Act (the “1940 Act”) to Tuya (HK) Limited, [***], [***] and [***] (each a “Subsidiary,” and together, the “Subsidiaries”). As discussed in more detail below, we are of the opinion that each of the Subsidiaries is excluded from the definition of “investment company” by Section 3(b)(1).1

I.	Background

The Company is primarily engaged through its subsidiaries (including the Subsidiaries) in internet of things (“IoT”) related product and service offerings, including Platform-as-a-Service and Software-as-a-Service, based on a purpose-built cloud development platform, as well as cloud-based value-added services (collectively, the “IoT Business”). Tuya (HK) Limited is a wholly-owned subsidiary of the Company, and [***], [***] and [***] are each wholly-owned subsidiaries of Tuya (HK) Limited. The Subsidiaries are some of the main operating entities through which the Company conducts the IoT Business and as such, the Subsidiaries are each primarily engaged in the IoT Business.

As a corporate group, the Company and its subsidiaries, including the Subsidiaries (together, the “Group”) provide a cloud platform that connects a range of devices via the IoT. Following its establishment, the Group first developed its IoT cloud development platform in May 2015, and as of September 30, 2023, the Tuya IoT cloud development platform has accumulated over 909,000 registered developers from over 200 countries and regions cumulatively serving more than 7,600 customers. Additionally, smart devices powered by the Group are available in approximately 120,000 stores worldwide. Since its establishment, the Group has continued to focus on optimizing its existing platform and incubating various applications in the IoT cloud development platform field.

1 The analysis discussed herein is based on the facts and information provided to us by the Company, which we have not independently verified. The Company has reviewed this memorandum and has informed us that the facts and information recited herein are correct. We have no obligation to update the analysis set forth herein to reflect any changes in law or circumstance.

Division of Corporation Finance U.S. Securities & Exchange Commission

In growing its IoT Business, the Group has dedicated significant resources to creating new technology, which has resulted in numerous successful technological developments. For example, the Group uses its funds to enhance its IoT cloud technologies and infrastructure, including its: Thing Technology Platform, which provides strong basic IoT capabilities such as cloud computing, digital twins and AI-based algorithms, to allow the Group’s products to be used for more innovated use cases; Business Technology Platform, which lays the necessary technology groundwork to provide customers with more diversified IoT capabilities in ways that better suit their specific needs and preferences; and Application Enabling Platform, which offers developer-friendly, low-code and no-code environments so that developers can more quickly and cost-effectively create, customize or integrate systems and functionality for their specific needs. These innovative technologies have been critical to the Group’s success, building high commercial barriers and first mover advantages, and will continue to support the Group’s long-term development. Additionally, by 2023 the Group had registered approximately 478 patents, 1,005 trademarks, 145 copyrights and 127 domain names globally. As a leading company in the field, the Company is an active participant in many industry alliances and partnerships, such as being a member of the board of directors of the Connectivity Standards Alliance (the management institution of Matter, a worldwide IoT connectivity protocol), being a member of the ioXt Alliance (creator of global IoT security standards and one of the fastest growing IoT security certification bodies) and being a member of the China Household Electrical Appliances Association, to take the lead in formulating IoT device industry standards.

II.	Definition of Investment Company

Section 3(a)(1)(C) of the 1940 Act defines an “investment company” as an issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”2

As applied to the Subsidiaries, each Subsidiary passes the 40% Test because less than 40% of each Subsidiary’s total unconsolidated assets (excluding U.S. government securities and cash items, including short-term bank time deposits) consists of investment securities. Additionally, over 60% of the total unconsolidated assets (excluding U.S. government securities and cash items, including short-term bank time deposits) of each Subsidiary, other than [***], consists of operating assets such as fixed assets, right-of-use assets and receivables.3 We believe that short-term bank time deposits with maturities of one year or less are cash items for purposes of the 40% Test,4 but even if such short-term deposits were considered investment securities,5 each of the Subsidiaries is still not an investment company under Section 3(b)(1) of the 1940 Act, based on the Tonopah Mining factors discussed in this memorandum.

2 We refer to the 40% asset test as the “40% Test.”

3 As of September 30, 2023, [***]’s only assets consisted of cash items, including short-term time deposits.

4 See Certain Prima Facie Investment Companies, SEC Release No. 10937 (Nov. 13, 1979).

5 For purposes of this analysis only, we have assumed that short-term deposits maturing in one year or less are securities and not cash items, though we believe that such short-term deposits are cash items.

Division of Corporation Finance U.S. Securities & Exchange Commission

Section 3(b)(1) provides that, notwithstanding Section 3(a)(1)(C), an issuer is not an investment company if such issuer is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Therefore, the determination of whether a company is an investment company under Section 3(b)(1) focuses on the company’s “primary” business engagement.6 Whether such short-term deposits are treated as cash items for 1940 Act purposes or not does not change the fundamental nature of the Subsidiaries’ primary engagement as operating companies, and would not change a reasonable investor’s perception of the Subsidiaries as operating companies rather than “competitor[s] with…closed-end mutual fund[s].”7

Under Tonopah Mining Co., (26 S.E.C. 426 (1947)), being “primarily engaged” in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities was interpreted under the 1940 Act to depend on a facts and circumstances review, including the following principal factors: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors, (4) the nature of its present assets and (5) the sources of its present income (the “Five Factor Test”).8 Any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”9 Although the SEC and its Staff have from time to time indicated that the nature of a company’s assets and the sources of its income are the two most important factors, in National Presto the court stated that the nature of a company’s assets is not the most important of these factors; rather, what is most important is whether the company’s “portfolio and activities [will] lead investors to treat a firm as an investment vehicle or as an operating enterprise.”10 Applying the Five Factor Test to the Subsidiaries, it is clear that each Subsidiary is primarily engaged in the IoT Business, and not in the business of investing, reinvesting, owning, holding or trading in securities.

6 See SEC v. Nat’l Presto Indus., Inc. 486 F.3d 305 at 26 (7th Cir. 2007) (stating that Section 3(b)(1) of the 1940 Act is about considerations other than assets (or at least in addition to assets) and stating “what principally matters is the beliefs the company is likely to induce in investors” and whether “its portfolio and activities [would] lead investors to treat a firm as an investment vehicle or as an operating enterprise.”). See also Newmont Mining Corp., 36 S.E.C. 429 (1955) (finding that, under the facts presented, a company that was registered as an investment company had ceased to be one and was instead primarily engaged in mining operations through subsidiaries, even though more than 40% of its assets were in “investment securities”), and Am. Mfg. Co., 41 S.E.C. 415 (1963) (explaining that the “engaged primarily” analysis is a factual analysis and can include many types of businesses and business lines in same company).

7 See Nat'l Presto.

8 26 S.E.C. 426 (1947).

9 See Nat’l Presto.

10 Id. (rejecting the assertion that the composition of a company’s assets is the “most important” of these five consideration and observing that this position would turn the Section 3(b)(1) exclusion into “an odd statutory provision indeed….Subsection (b)(1) has to be about considerations other than assets (or at least in addition to assets).”)

Division of Corporation Finance U.S. Securities & Exchange Commission

III.	Analysis: Five Factor Test

Historical Development

As applied to the Subsidiaries, the Tonopah Mining factors demonstrate that, like the Company, they are primarily engaged in the business of providing IoT products and services, and not investing, reinvesting or trading in securities.

The Company has been primarily engaged in the IoT Business since its establishment in 2014 and the Company does not expect to change its primary business in the future. As discussed further above, following its establishment, the Company first developed its IoT cloud development platform in May 2015, and as of September 30, 2023, the Company’s IoT cloud development platform has accumulated over 909,000 registered developers from over 200 countries and regions cumulatively serving more than 7,600 customers. Additionally, smart devices powered by the Company are available in approximately 120,000 stores worldwide. Since its establishment, the Company has continued to focus on optimizing its existing platform and incubating various applications in the IoT cloud development platform field.

Tuya (HK) Limited was established in 2014 primarily as a holding company for a majority of the Company’s indirect wholly-owned subsidiaries that operate the Company’s IoT platform business in the PRC and globally outside the United States. As the holding company for the Company’s main operating subsidiaries (including [***], [***] and [***]), Tuya (HK) Limited’s business activities include negotiating vendor contracts with suppliers globally and entering into sales contracts in connection with the export of the Company’s products and services.

Division of Corporation Finance U.S. Securities & Exchange Commission

[***] was established in 2022 primarily to operate the Group’s IoT platform business in Europe, particularly in [***]. Its business activities include negotiating vendor contracts with suppliers regionally and entering into sales contracts in connection with the sale of the Group’s products and services in the relevant regions according to the needs of the Group or its partners’ business arrangements.

[***] and [***] were established in 2020 and 2021, respectively, primarily to operate the Company’s IoT platform business in China, particularly in [***] and [***], respectively. The business activities of these two subsidiaries include negotiating vendor contracts with suppliers regionally and entering into sales contracts in connection with the sale of the Group’s products and services in the relevant regions according to the needs of the Group or its partners’ business arrangements.

Like the Company, each of the Subsidiaries has been primarily engaged in the business of providing IoT related products and services since its establishment and does not expect to change its primary business in the future. Thus, the historical development of the Subsidiaries supports the historical development factor because they have been primarily engaged in the IoT Business since their establishment.

Public Representations of Policy

In terms of the public representation factor, the Company generally does not separately describe its subsidiaries (including the Subsidiaries) individually, but rather represents the Group as operating as a whole.

Since the Group’s establishment in 2014, it has consistently described itself as the provider of IoT cloud software solutions. For example, the Group’s press releases typically refer to it as “a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart.” Additionally, as disclosed in the Group’s global offering prospectus in Hong Kong and its F-3 registration statement, according to China Insight Consultancy, a global commercial research and consulting firm, the Group ranked first with a market share of 14.9% in the global market of IoT Platform-as-a-Service for smart home and smart business in terms of revenue in 2021, and was the largest IoT Platform-as-a-Service provider in the global market in terms of volume of smart devices powered in 2021.

Division of Corporation Finance U.S. Securities & Exchange Commission

The Group has never represented that it is involved in any business other than the development and operation of IoT Business. The Group has consistently stated in its filings with the SEC, press releases, other public statements, website and advertising and marketing materials that the Group is in the business of providing IoT related products and services as described above. Furthermore, the Group has consistently emphasized the operating results of its group companies (including the Subsidiaries), and has never emphasized either cash management income, or the possibility of significant appreciation from cash management activities, as a material factor in its or the Subsidiaries’ business or future growth. For example, the Group’s earnings press release for the second quarter of 2023 merely states that the Group’s cash and cash equivalents, and short-term investments were “sufficient to meet its current liquidity and working capital needs.”11 In addition, the investment media outlets do not evaluate the Group based on its cash management or investment activities, and as such, do not discuss the holdings of short-term deposits. Instead, research reports and analyses of the Group focus on its financial results from its ongoing operations and the development of its business in the IoT cloud development platform field. Additionally, such reports and analyses focus on the development of the Group’s IoT cloud development platform and compare the Group’s performance to that of other IoT cloud companies (including Amazon AWS, Google Cloud, Haier, Xiaomi and Alibaba Cloud).12

Activities of Officers and Directors

As the Group operates as a whole, the Company’s officers and directors manage both the Company’s operations as well as the operations of the Subsidiaries. As of September 30, 2023, all of the Company’s most senior executive officers and directors generally spend approximately 99.6% of their time on general corporate matters for the Group, and the development and management of the Group’s IoT cloud software solutions business, and approximately 0.4% of their time on matters related to the Group’s investment securities and short-term deposits. Thus, the activities of the Company’s officers and directors in managing the Company’s and Subsidiaries operations supports the activities factor.

11 We note that although not emphasized as a material factor in its future business growth, interest income from deposits is mentioned in certain press releases when providing information on the difference between operating losses and net losses for regular disclosure purposes. Additionally, in certain presentation slides, the Company notes the amount of interest income that comes from “well-implemented treasury management strategies on the [Company’s] cash and deposits….” Such statements are not emphasized and are discussed once in one section of the Company’s earnings release. There are many other reports and releases that do not mention such deposits or related interest income. As such, we do not believe such minimal and brief mentions impact this factor, as they are standard statements and the overall reports and releases do not emphasize such short-term deposits or related interest income.

12 For example, a Morgan Stanley research report was entitled “Tuya Inc.; Iot Cloud Pioneer; Initiate OW,” and includes the following headline “We see a high ceiling for the IoT cloud market and a deep moat for Tuya’s global leading position. We like its developer-focused model and vibrant ecosystem.” Morgan Stanley Research Foundation, Tuya Inc. IoT Cloud Pioneer; Initiate at OW (Apr. 12, 2021). Additionally, a Goldman Sachs research report was entitled “Tuya (TUYA): IoT enabler to expand in verticals; Initiate at Neutral,” and begins its “Investment Thesis” section by stating that “Tuya is an IoT technology company providing IoT PaaS solutions (81% of 2022E revenues) which help device manufacturers build IoT-enabled smart devices with computing and communication hardware as well as data platforms to collect and analyze the data generated from the devices. The company also generates revenue from its high margin SaaS solutions business (10% of 2022E sales), which helps IoT device users manage their devices.” Goldman Sachs China Technology: Software, Tuya (TUYA): IoT enabler to expand in verticals; Initiate at Neutral (Apr. 18, 2022). Further, a report from CCIC was entitled “Tuya Inc.: Cost reductions, efficiency enhancements are effective, adjusted net profit turns around for first time.” The report discusses operating trends to watch, as well as value-added services and private cloud projects, in addition to software as a service. CCIC Equity Research, Tuya Inc.: Cost reductions, efficiency enhancement are effective; adjusted net profit turns around for first time (Aug. 27, 2023). None of these reports include discussions of large time deposits or interest income, nor do updated reports from both Goldman Sachs and Morgan Stanley.

Division of Corporation Finance U.S. Securities & Exchange Commission

Nature of Present Assets

In terms of the assets factor, the Subsidiaries hold a mix of operating assets (including fixed assets, right-of-use assets and receivables), in addition to short-term deposits.13 While short-term deposits represent a significant amount of the Subsidiaries’ total assets,14 even assuming that short-term deposits were securities that are not cash items, this does not indicate that the Subsidiaries are primarily engaged in investing in securities. This is shown by the history and reasons for the Company’s (and Subsidiaries’) holdings of such deposits, as discussed in greater detail below.

In developing its business, the Group has historically maintained significant cash amounts required for its working capital needs, which the Group has generally held as cash in bank demand deposits and short-term bank time deposits maturing in one year or less. At the time of its U.S. IPO in March 2021 (of American Depositary Shares (“ADS”)), the Group was able to raise substantial capital of approximately USD904.7 million, largely attributable to the prevailing high valuations of cloud-based PaaS/SaaS firms, software firms, cloud infrastructure firms and firms with the business model of development platforms, particularly within the cloud development platform model in the internet-of-things (“IoT”) sector. The Group initially used the capital raised in its U.S. IPO to execute its plans for business growth and geographic expansion. In fact, following its U.S. IPO, the Group’s revenues increased approximately 145% in the first half of 2021 due to its unique product and strong market demand compared to the same period in the prior year, and the significant growth in the Group’s business was accompanied by substantial expansions in both personnel and operational scale. In the third quarter of 2021, right before the start of the downward cycle of the global economy discussed below, the Group’s total number of employees achieved a peak of approximately 3,800, marking an increase of nearly 68% compared to the 2,258 employees as of December 31, 2020 prior to the U.S. IPO. The capital raised in its U.S. IPO was critical for the Group’s growth in 2021, as such high-speed growth required extensive expenditures.

13 Additionally, Tuya (HK) Limited holds a relatively immaterial amount of time deposits with remaining maturities greater than one year, which we treat as investment securities, in addition to equity interests in its majority-owned subsidiaries that are not investment companies (or relying on Section 3(c)(1) or 3(c)(7)), which interests are not investment securities.

14 As of September 30, 2023, demand deposits and short-term deposits represented approximately: 12% and 86% of [***]’s assets, respectively; 13% and 38% of [***]’s assets, respectively; 1% and 99% of [***]’s assets, respectively; and 9% and 39% of [***]’s assets, respectively.

Division of Corporation Finance U.S. Securities & Exchange Commission

However, in 2022 and 2023, macroeconomic and industry-specific factors, including a global microchip shortage, rising shipping costs, supply chain disruptions, rising global inflation, the Russia-Ukraine conflict, the ongoing impact of COVID-19, and reduced discretionary consumer spending on IoT devices, led to declining purchases of the Group’s services and products. This caused the Group to shift its operations from rapid expansion of its products and services in IoT devices and application scenarios to a more conservative approach, and as such, the deployment of cash became more gradual and cautious than anticipated at the time of the U.S. IPO. As such, cash items were shifted into slightly longer term instruments (e.g., bank time deposits with one year or less but more than three months of maturity) (which is a general and common way to hold on to such funds in the PRC), as well as certain time deposits with remaining maturities greater than one year (which the Group considers long-term deposits), to preserve their value in the face of increasing inflation pending future development in the Group’s business, and better align with its current and long-term working capital needs, given the longer time horizon for the expected use of cash. Further, in the case of [***] and [***], they were only recently established and their business operations are still developing, thus causing short-term deposits to currently reflect a large portion of their assets. Moving forward, the Group is committed to continuously striving for stable and robust operations, [***].

Despite the holdings of short-term deposits, given the Group’s (including its Subsidiaries’) significant operations (or in the case of [***] and [***], their recent establishment), public representations, how it is perceived by research analysts15 and the reasons for holding such deposits, reasonable investors would view the Subsidiaries “as… operating compan[ies] rather than…competitor[s] with a closed-end mutual fund.”16 No reasonable investor would invest in the Subsidiaries simply to gain exposure to their short-term deposits when such an investor could acquire short-term deposits directly or invest in a money market fund with daily liquidity. Indeed, the Subsidiaries’ holdings of short-term deposits reaffirms that the Subsidiaries’ primary engagement is in the IoT Business as the cash underlying such short-term deposits was acquired for use in the IoT Business (or generated by such business), continues to be used in such business and is expected ultimately to be deployed in that business. Thus, the composition of the Subsidiaries’ assets also demonstrates that they are not primarily engaged in the business of investing, reinvesting or trading in securities.

Sources of Present Income

The sources of the Subsidiaries’ net income also demonstrates that they are not primarily engaged in the business of investing, reinvesting or trading in securities. The Subsidiaries do not have any investment or interest income related to investment securities, with the exception of interest income related to demand deposits and time deposits maturing in one year or less, as well as Tuya (HK) Limited’s small amount of accrued interest from long-term deposits.17

15 See footnote [11] above.

16 See Nat’l Presto.

17 Tuya (HK) Limited’s long-term deposits are those that have remaining maturities greater than 12 months.

Division of Corporation Finance U.S. Securities & Exchange Commission

[***]

The importance of the Subsidiaries’ operating revenues and costs to their net income or loss shows that “no investor would perceive [any of them] as a substitute for a closed-end mutual fund; [their] stock returns would continue to depend on [their] operating profits and losses.”18 Thus, the primary contributors to the Subsidiaries’ net income/loss also demonstrate that they are not primarily engaged in the business of investing, reinvesting or trading in securities.

IV.	Conclusion

As Tonopah Mining makes clear, no one factor is determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.” As discussed above, reasonable investors would not view the Subsidiaries as mutual funds, as opposed to operating companies. As such, based on the foregoing analysis, in our opinion, the Subsidiaries are primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore are not investment companies under Section 3(b)(1).19

18 See Nat’l Presto.

19 We note that, in addition to Section 3(b)(1), other exemptions from the 1940 Act, such as Section 3(b)(3), may also apply to the Subsidiaries. In light of the conclusion we reach in this memorandum, however, it is not necessary to analyze such exemptions here.